Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

TORONTO, February 24, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.80 per share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2015, unchanged from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.28125 per share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.156299 per share on paid-up Class B Preferred Shares Series 17;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 25;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 29; and
•	$0.2375 per share on paid-up Class B Preferred Shares Series 31

The dividend on the common shares is payable on May 26, 2015, to shareholders of record on May 1, 2015. The dividends on the preferred shares are payable on May 25, 2015, to shareholders of record on May 1, 2015.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on May 5, 2015. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Willa Hoffmann, Toronto, willa.hoffmann@bmo.com, (416) 867-6956

Internet: www.bmo.com